Exhibit 99.2
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ASML AND SAMSUNG SIGN GLOBAL IP LICENSING AGREEMENT
Patented Technology Enhances Imaging Performance

VELDHOVEN, the Netherlands, March 27, 2003 - ASML Holding NV (ASML) today announced that Samsung Electronics Co. Ltd. signed a licensing agreement for its technology to be deployed at Samsung's semiconductor production facilities worldwide. The patented ASML technology significantly enhances the imaging performance for current and future technology generations. Samsung is licensing the technology through the life of the patents.

ASML's expertise is in lithography, the imaging of microscopic circuits on silicon to form semiconductors. The technology licensed to Samsung, called scattering bar technology, embodies a powerful technique that is implemented on photomasks to improve the imaging performance on wafers. Specific benefits include improved depth of focus (DOF), enlarged process latitude, better critical dimension (CD) uniformity and higher manufacturing yields.

"ASML strives to provide the right technology to the right customer at exactly the right time. We are pleased to expand our relationship with Samsung into a new domain and one that serves as a good supplement to our core business, advanced imaging equipment," said Doug Dunn, president and CEO, ASML. "We are confident that Samsung will see significant benefit from the use of our technology in its advanced chip manufacturing facilities"

"Scattering bar technology is fast gaining mainstream status for chip manufacturing, evidenced by the growing number of companies adopting it," said Dinesh Bettadapur, president and CEO, ASML MaskTools. "We are pleased that Samsung, one of the world's leading DRAM and electronics manufacturers, recognizes the value of our technology demonstrated by their purchase of a global license."

Financial details of the agreement are not being disclosed.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.


Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - US Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the
Netherlands